

August 4, 2022

Christine Sheehy
Chief Financial Officer
Coeptis Therapeutics Inc.
105 Bradford Rd, Suite 420
Wexford, Pennsylvania 15090

> **Re: Coeptis Therapeutics Inc.**
> **Form 10-K for the Year Ended December 31, 2021**
> **File No. 000-56194**
> **Response Letter Dated August 3, 2022**

Dear Ms. Sheehy:

We have reviewed your August 3, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 20, 2022 letter.

Form 10-Q for the Period Ended June 30, 2022

Note 3. License Right, page 9

1. We note your response to comment 1 and the additional disclosures provided. We continue to believe more detailed disclosures need to be provided regarding the significant judgments made and basis for those judgments in determining that the Co-Development Options have alternative future use and should be recorded as assets pursuant to ASC 730-10-25-2. Your responses dated June 9, 2022 and July 7, 2022 addressed multiple of these judgments including that the pursuit of FDA approval for the use of CD38 assets for at least one indication or medical device approval is at least reasonably expected as well as that there are third parties interested in the technologies which would enable you to sell your rights or sell the CD38 assets upon the written consent of Vy-Gen Bio, which cannot be reasonably withheld.

Please direct any questions to Nudrat Salik at 202-551-3692, or to Tracey Houser at 202-551-3736.

Sincerely,

Division of Corporation Finance
Office of Life Sciences